UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16  OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to the Report on Form 6-K of Ocean Rig UDW Inc. (the "Company") originally filed with the Securities and Exchange Commission (the "Commission") on November 21, 2012 (the "Original Form 6-K") is being filed solely to provide in the section of Exhibit 99.1 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" certain financial and other data of Drill Rigs Holdings Inc., the Company's wholly-owned subsidiary, and its operating subsidiaries, included in the Company's earnings press release dated November 14, 2012 and furnished on Form 6-K on November 15, 2012.

No other changes have been made in this Amendment No. 1 to the Original Form 6-K. This Amendment No. 1 speaks as of the original date of the Original Form 6-K, does not reflect events that may have occurred subsequent to the date the Original Form 6-K was filed with the Commission and, other than as described above, does not, and does not purport to, amend, modify, update or restate in any way the information contained in the Original Form 6-K.

This Amendment No. 1 and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: December 13, 2012	By:	/s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the "Commission") on March 14, 2012 and our Registration Statement on Form F-3ASR, filed with the Commission on October 16, 2012. See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Nine-months ended September 30, 2012 compared to the nine-months ended September 30, 2011.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Nine-months ended September 30,		Change
	2011	2012	Amount	%
REVENUES:
Leasing revenue	$106,889	$-	$(106,889)	(100%)
Service revenues (including amortization of above market acquired drilling contracts), net	355,102	712,152	357,050	100.5%
	461,991	712,152	250,161	54.1%

EXPENSES:
Drilling rigs and drillships operating expenses	188,777	390,490	201,713	106.9%
Depreciation and amortization	108,003	168,025	60,022	55.6%
Loss/ (Gain) on disposals	87	(36)	(123)	(141.4%)
General and administrative expenses	32,237	60,288	28,051	87.0%
Legal settlements and other, net	-	4,524	4,524	-
Operating income	132,887	88,861	(44,026)	(33.1%)

OTHER INCOME/(EXPENSES):
Interest and finance costs	(35,046)	(86,429)	(51,383)	146.6%
Interest income	10,446	381	(10,065)	(96.4%)
Loss on interest rate swaps	(34,158)	(32,114)	2,044	(6.0%)
Other, net	2,994	582	(2,412)	(80.6%)
Total other expenses, net	(55,764)	(117,580)	(61,816)	110.9%

INCOME/(LOSS) BEFORE INCOME TAXES	77,123	(28,719)	(105,842)	(137.2%)

Income taxes	(17,556)	(32,603)	(15,047)	85.7%
NET INCOME/(LOSS)	$59,567	$(61,322)	$(120,889)	(202.9%)

Revenues

Revenues from drilling contracts increased by $250.2 million, or 54.1%, to $712.2 million for the nine-month period ended September 30, 2012, as compared to $462.0 million for the nine-month period ended September 30, 2011. The increase is primarily attributable to the operation of the Ocean Rig Mykonos and the Ocean Rig Poseidon that commenced drilling activities after the third quarter of 2011, which contributed $252.1 million in aggregate revenues during the nine-month period ended September 30, 2012, as compared to $16.9 million in aggregate revenues during the same period in 2011. Further, the Ocean Rig Olympia and the Ocean Rig Corcovado, which commenced drilling activities during the first and second quarters of 2011, respectively, contributed $203.2 million in aggregate revenues during the nine-month period ended September 30, 2012, as compared to $141.8 million in aggregate revenues during the same period in 2011, which were offset by decreased revenues amounting to an aggregate of $46.5 million contributed by the Leiv Eiriksson and the Eirik Raude, due to lower rates and utilization during 2012. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2012, ranged between approximately $675,000 and $441,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2011, ranged between approximately $647,000 and $415,000 per day. Revenues for the nine-month period ended September 30, 2012, also include $24.6 million for loss of hire insurance recovery related to Ocean Rig Corcovado.

Operating expenses

Drilling rigs and drillships operating expenses increased by $201.7 million, or 106.9%, to $390.5 million for the nine-month period ended September 30, 2012, compared to $188.8 million for the nine-month period ended September 30, 2011. The increase in operating expenses was mainly due to the commencement of drilling operations of the Ocean Rig Mykonos and the Ocean Rig Poseidon, resulting in operating expenses of $113.7 million in total during the nine-month period ended September 30, 2012, as compared to operating expenses of $8.0 million in total for the same period in 2011. In addition, for the nine-month period ended September 30, 2012, the operating expenses relating to the Leiv Eiriksson, the  Eirik Raude and the Ocean Rig Corcovado increased by $59.7 million, mainly due to a more extensive maintenance program and upgrades performed during the nine- month period ended September 30, 2012. Furthermore, operating expenses related to the Ocean Rig Olympia increased by $25.5 million during the nine- month period ended September 30, 2012, due to the fact that the drillship operated for the entire period, as compared to the nine-month period ended September 30, 2011, when the drillship operated for a shorter period. Further, a growing resource team of technicians contributed $10.8 million of operating expenses during the nine-month period ended September 30, 2012.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling units increased by $60.0 million, or 55.6%, to $168.0 million for the nine-month period ended September 30, 2012, as compared to $108.0 million for the nine-month period ended September 30, 2011. The increase in depreciation and amortization expense was mainly attributable to the aggregate of $54.2 million of depreciation expense related to the depreciation of the Ocean Rig Poseidon and the Ocean Rig Mykonos, which were delivered during the third quarter of 2011, as compared to an aggregate of $6.0 million of depreciation expense for the same period in 2011. In addition, the Ocean Rig Olympia contributed $8.8 million more in depreciation expense the nine-month period ended September 30, 2012, as compared to the same period of 2011, due to the Company's ownership of the drillship for the entire nine-month period in 2012. The Ocean Rig Corcovado also contributed $3.0 million more in 2012 due to upgrades performed early this year.

Loss / (Gain) on disposals

Gain on asset sales amounted to $0.04 million for the nine-month period ended September 30, 2012, while for the relevant period in 2011, there was a loss on sale of assets amounting to $0.09 million, related to disposal of office equipment.

General and administrative expenses

General and administrative expenses increased by $28.1 million, or 87.0%, to $60.3 million for the nine-month period ended September 30, 2012, as compared to $32.2 million for the nine-month period ended September 30, 2011. This increase is mainly due to increased costs related to the management of a larger fleet, as well as expenses related to the operation of the Company's office in Brazil that commenced operations in late 2011.

Legal Settlements and other, net

The amount of $4.5 million consists of $6.4 million (loss) in legal settlements which is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during the second quarter of 2012, offset by a $1.9 million gain related to a settlement of an old dispute with one of our contractors.  No such items included in the relevant period of 2011.

Interest and finance costs

Interest and finance costs increased by $51.4 million, or 146.6%, to $86.4 million for the nine-month period ended September 30, 2012, compared to $35.0 million for the nine-month period ended September 30, 2011. The increase is mainly associated with a higher level of debt during the nine-month period ended September 30, 2012, as compared to the corresponding period of 2011. In addition, capitalized interest and amortization of financing costs decreased by $17.7 million and $5.7 million, respectively.

Interest income

Interest income decreased by $10.1 million, or 96.4%, to $0.4 million for the nine-month period ended September 30, 2012, compared to $10.4 million for the nine-month period ended September 30, 2011. The decrease was mainly due to lower interest rates on our deposits during 2012 as compared to 2011.

Loss on interest rate swaps

Losses on interest rate swaps decreased by $2.0 million, or 6.0%, to $32.1 million for nine-month period ended September 30, 2012, as compared to $34.2 million for the nine-month period ended September 30, 2011. The loss for the nine-month period ended September 30, 2012, was mainly due to mark to market losses of outstanding swap positions. During the nine-month period ended September 30, 2012, discontinued cash flow hedges amortization increased by $13.1 million due to repayment of the Company's $1.04 billion credit facility.

Other, net

Other, net decreased by $2.4 million, or 80.6% to a gain of $0.6 million for the nine-month period ended September 30, 2012, compared to a gain of $3.0 million for the nine-month period ended September 30, 2011. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes increased by $15.0 million, or 85.7%, to $32.6 million for the nine-month period ended September 30, 2012, compared to $17.6 million for the nine-month period ended September 30, 2011. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of September 30, 2012, we had $485.9 million of cash and cash equivalents and $182.2 million of restricted cash. Restricted cash is mainly related to minimum cash and cash equivalents required to be held by the banks, or "minimum liquidity" clauses.

Our cash and cash equivalents increased by $235.1 million, or 93.7%, to $486.0 million as of September 30, 2012, compared to $250.9 million as of December 31, 2011 and our restricted cash increased by $0.1 million, to $182.2 million as of September 30, 2012, compared to $182.1 million as of December 31, 2011.  The increase in our cash and cash equivalents relates mainly to net cash from operating activities of $214.7 million, the proceeds from long-term debt of $800.0 million and the decrease in restricted cash, which is offset mainly by loan repayments and prepayments amounting to $627.5 million, payment of financing fees amounting to $18.8 million, payments for drillships' equipment and other improvements amounting to $78.1 million and advances for rigs under construction and other investments amounting to $55.4 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $315.5 million as of September 30, 2012, compared to a working capital surplus of $68.9 million as of December 31, 2011.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

As of September 30, 2012, we had total indebtedness of $2.9 billion under our senior secured credit facilities and senior secured and unsecured notes, excluding unamortized financing fees. Please refer to the discussion on Long-term Debt as detailed in Note 8 of the Company's consolidated financial statements included in the Annual Report Form 20-F for the year ended December 31, 2011 filed with the Commission on March 14, 2012 and Note 8 of the unaudited interim condensed consolidated financial statements included herein.

As of September 30, 2012, we had $1.7 billion of remaining installment payments under our drillship newbuilding contracts relating to our four seventh generation drillships under construction. We have not obtained financing for these four contracted drillships. We plan to finance these capital expenditures with new debt or equity financing.

Cash flow

Net cash provided by operating activities was $214.7 million for the nine-month period ended September 30, 2012, compared to net cash provided by operating activities of $210.6 million for the nine-month period ended September 30, 2011. For the nine-month period ended September 30, 2012, net loss was also adjusted for the effects of certain non-cash items, such as, gain in the change in fair value of derivatives of $4.6 million and amortization of discontinued cash flow hedges of $22.9 million and depreciation of $167.0. In determining net cash provided by operating activities for the nine-month period ended September 30, 2011, net loss was adjusted for the effects of certain non-cash items including $108.0 million of depreciation.

Net cash used in investing activities was $133.4 million for the nine-month period ended September 30, 2012, compared to $1,470.5 million used in for the nine-month period ended September 30, 2011. We made shipyard payments and expenditures related to the acquisition of drillships, equipment and other improvements of approximately $133.5 million in the aggregate for the nine-month period ended September 30, 2012, compared to $1,871.5 million in the corresponding period of 2011. The increase in restricted cash was $0.1 million during the nine-month period ended September 30, 2012, compared to a decrease of $401.0 million in the corresponding period of 2011.

Net cash provided by financing activities was $153.7 million for the nine-month period ended September 30, 2012, mainly consisting of proceeds from $800.0 million of 6.50% senior secured notes due 2017 issued in September 2012 by our wholly-owned subsidiary, Drill Rigs Holdings Inc., offset by repayments of amounts outstanding under our credit facilities and financing costs amounting to $646.3 million in the aggregate. This compares to net cash provided by financing activities of $1,494.0 million for the nine-month period ended September 30, 2011, mainly consisting of $2,403.3 million of proceeds from long-term credit facilities, which was partly offset by repayments amounts outstanding under our credit facilities amounting to an aggregate of $875.8 million.

Financing activities

Long-term debt

As of September 30, 2012, the Company was in compliance with all of the financial covenants contained in its credit facilities.

As of September 30, 2012, we had a total of $2.9 billion in debt outstanding (net of financing fees) under our credit facilities with various institutions. The table below reflects the classification of debt repayments scheduled to be due after September 30, 2012, as payable by such date indicated below.

Twelve months ending:	Total (in thousands)
September 30, 2013	$176,667
September 30, 2014	176,667
September 30, 2015	176,667
September 30, 2016	1,126,666
September 30, 2017 and thereafter	1,295,000
Total principal payments	2,951,667
Less: Financing fees	(56,336)
Total debt	$2,895,331

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

 The following table sets forth our contractual obligations and their maturity dates as of September 30, 2012:
Obligations	Total	1st year	2nd year	3rd year	4th year	5th year and thereafter
(In thousands of Dollars)
Drillships under construction (1)	1,687,327	569,009	731,218	387,100	-	$-
Retirement Plan Benefits (2)	2,460	91	130	130	188	1,921
Operating leases (3)	2,577	1,307	1,270	-	-	-
Total	$1,692,364	570,407	732,618	387,230	188	$1,921

(1)
As of September 30, 2012, the Company had made an aggregate of $758.9 million of construction and construction-related payments for the Company's four seventh generation drillships and, as of September 30, 2012, had remaining total construction and construction-related payments for these seventh generation drillships which are currently under construction of approximately $1,687.3 million in aggregate.

(2)
Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at September 30, 2012. The pension plans covered 47 employees as of September 30, 2012. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(3)
Ocean Rig entered into two three- year office lease agreements with an unrelated party, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two- and three-year term, respectively, which must be exercised at least six months prior to the end of the term of the contracts, which expire in September 2014 and October 2014, respectively. Ocean Rig also entered into a three-year office lease with a third party in Nicosia, Cyprus, which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operational lease contracts.

Supplemental Information – Drill Rigs Holdings

Selected Historical Consolidated Financial Information and Other Data:

The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of senior secured notes due 2017 (the "Senior Secured Notes"), and its operating subsidiaries, each a guarantor of the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which is derived from unaudited financial statements of Drill Rigs Holdings on a consolidated basis and was prepared by us for use in connection with certain reporting requirements set forth under the indenture governing the Senior Secured Notes.

	Year Ended	Nine Months Ended
	December 31, 2011	September 30, 2012
(Dollars in thousands)
Total revenue	$	$267,800
EBITDA		85,103
Total assets	1,342,648	1,289,789
Total debt, net of financing fees	(519,731)	(780,415)
Shareholders equity	(730,198)	(452,558)
Total cash and cash equivalents	41,669	66,200
Capital expenditures (1)	$(20,065)	$(19,712)

(1)  Capital expenditures represent fixed assets improvements excluding items expensed for the Leiv Eiriksson and the Eirik Raude class surveys incurred during the fiscal year ended December 31, 2011 and the nine-month period ended September 30, 2012 amounting to $15.3 million and $21.6 million, respectively.

Adjusted EBITDA reconciliation:

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. Adjusted EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Three Months Ended September 30,		Nine months Ended September 30,
	2011	2012	2011	2012
Net income/ (loss)	$36,833	(6,947)	99,746	$87
Add: Net interest expense	11,813	10,292	16,783	23,566
Add: Depreciation and amortization	18,723	17,799	56,219	55,205
Add: Income taxes	668	4,775	3,550	6,245
EBITDA	$68,037	25,919	176,298	$85,103
Add: Class survey costs	-	16,773	15,258	21,579
Adjusted EBITDA	$68,037	42,692	191,556	$106,682

Recent developments

●
On November 15, 2012, we entered into a drilling contract for the seventh generation drillship under construction scheduled to be delivered in November 2013, Ocean Rig Athena with Conocophillips. The contract is for a three-year period for drilling offshore Angola, with an estimated backlog of approximately $745 million. The contract is expected to commence upon delivery of the drillship from the shipyard. Under the contract, Conocophillips has options to extend the contract for up to two years beyond the initial three-year contract period.

●	We have been awarded a three-year contract for the Ocean Rig Poseidon for drilling in Angola from a major international oil company.

Significant accounting policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-35298) for the year ended December 31, 2011 filed with the Commission on March 14, 2012.

Changes in accounting policies

Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2012.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

●	future operating or financial results;

●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

●
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;

●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;

●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

●	the level of expected capital expenditures and the timing and cost of completion of capital projects;

●	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

●
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

●	the effects of accounting changes and adoption of accounting policies; and

●	recruitment and retention of personnel.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2011 and September 30, 2012 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2011	September 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250,878	$485,949
Restricted cash	57,060	34,658
Trade accounts receivable, net of allowance for doubtful receivables of $18,420 and $14,685 at December 31, 2011 and September 30, 2012, respectively	123,223	136,734
Financial Instruments (Note 9)	-	4,505
Other current assets (Note 4)	65,248	79,425
Total current assets	496,409	741,271

FIXED ASSETS, NET:
Advances for drillships under construction (Note 5)	754,925	835,033
Drilling rigs, drillships, machinery and equipment, net (Note 6)	4,538,838	4,438,376
Total fixed assets, net	5,293,763	5,273,409

OTHER NON CURRENT ASSETS:
Restricted cash	125,040	147,556
Intangible assets, net	9,062	7,980
Other non-current assets (Note 7)	91,081	75,163
Total non-current assets	225,183	230,699
Total assets	$6,015,355	$6,245,379

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$210,166	$169,777
Accounts payable and other current liabilities	37,305	28,345
Accrued liabilities	104,633	131,420
Deferred revenue	34,726	49,279
Financial instruments (Note 9)	40,727	46,972
Total current liabilities	427,557	425,793

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 8)	2,525,599	2,725,554
Financial instruments (Note 9)	52,025	45,650
Deferred revenue	9,172	54,405
Other non-current liabilities	2,546	18,789
Total non-current liabilities	2,589,342	2,844,398

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:

Preferred stock $0.01 par value, 500,000,000 shares authorized at December 31, 2011 and September 30, 2012, nil issued and outstanding at December 31, 2011 and September 30, 2012	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2011 and September 30, 2012, 131,696,928 and 131,725,128 shares issued and outstanding at December 31, 2011 and September 30, 2012, respectively	1,317	1,317
Accumulated other comprehensive loss (Note 11)	(51,126)	(27,999)
Additional paid-in capital	3,469,924	3,484,851
Accumulated deficit	(421,659)	(482,981)
Total stockholders' equity	2,998,456	2,975,188
Total liabilities and stockholders' equity	$6,015,355	$6,245,379
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the Nine-Month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. Dollars- except for share and per share data)

	Nine-Months ended September 30,
	2011	2012
REVENUES:
Leasing revenue	$106,889	$-
Service revenues (including amortization of above market acquired drilling contracts), net	355,102	712,152
Total revenue	461,991	712,152

EXPENSES:
Drilling rigs and drillships operating expenses	188,777	390,490
Depreciation and amortization	108,003	168,025
Loss / (Gain) on disposals	87	(36)
General and administrative expenses	32,237	60,288
Legal settlements and other, net (Note 13)	-	4,524
Operating income	132,887	88,861

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(35,046)	(86,429)
Interest income	10,446	381
Loss on interest rate swaps (Note 9)	(34,158)	(32,114)
Other, net	2,994	582
Total other income expenses, net	(55,764)	(117,580)

INCOME/(LOSS) BEFORE INCOME TAXES	77,123	(28,719)

Income taxes (Note 12)	(17,556)	(32,603)

NET INCOME/(LOSS)	$59,567	$(61,322)

EARNINGS/(LOSS) PER SHARE, BASIC AND DILUTED	$0.45	$(0.47)

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED	131,696,928	131,696,928

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the Nine-Month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine-Month period ended September 30,
	2011	2012
Net Income/(Loss)	$59,567	$(61,322)
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations	6,544	22,904
Amortization of realized loss on previously designated cash flow hedges associated with capitalized interest	461	776
Actuarial gains / (loss)	(489)	(553)
Total Other Comprehensive Income	6,516	23,127
Total Comprehensive Income/(Loss)	$66,083	$(38,195)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the Nine-Month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine-Months ended September 30,
	2011	2012

Net Cash Provided by Operating Activities	$210,648	$214,728

Cash Flows from Investing Activities:
Advances for drillships under construction	(1,855,543)	(55,352)
Drilling rigs, equipment and other improvements	(15,945)	(78,119)
Decrease/ (increase) in restricted cash	401,005	(114)
Fixed assets disposal	-	180
Net Cash Used in Investing Activities	(1,470,483)	(133,405)

Cash Flows from Financing Activities:
Proceeds from long term debt	2,403,272	800,000
Principal payments and repayments of long-term debt	(875,833)	(627,500)
Payment of financing costs	(33,475)	(18,752)
Net Cash Provided by Financing Activities	1,493,964	153,748
Net increase in cash and cash equivalents	234,129	235,071
Cash and cash equivalents at beginning of period	95,707	250,878
Cash and cash equivalents at end of period	$329,836	$485,949

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc and its subsidiaries (collectively, the "Company," "Ocean Rig" or "Group"). Ocean Rig was formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. The Company is controlled by DryShips Inc. ("DryShips"), a public company listed on the NASDAQ exchange under the symbol "DRYS".

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012.

Certain prior period amounts have been reclassified to conform to the current year presentation including: a) the reclassification of part of deferred mobilization expenses and deferred revenue from current assets and current liabilities, respectively, to non-current assets and non-current liabilities, b) the reclassification of foreign exchange gains/losses in the Statement of operations from "General and administrative expenses" to "Other, net" and c) the reclassification of consultancy fees in the Statement of operations from "Interest and finance costs" to " General and administrative expenses ".

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2012, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

2.           Significant Accounting policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012 (the "Consolidated Financial Statements for the year ended December 31, 2011"). There have been no material changes to these policies in the nine-month period ended September 30, 2012.

3.           Transactions with Related Parties:

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff Marine Inc. ("Cardiff"), effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, DryShips pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the nine-month periods ended September 30, 2012 and 2011, the Company incurred costs of $4,198 and $6,544, respectively, as fees related to the Global Services Agreement, of which $4,142 and $1,650, respectively, were related to employment arrangements and $56 and $4,894 were related to sale and purchase activities. The Company does not pay for services provided in accordance with this agreement since equal equity contributions are made by its parent company DryShips. Costs from the Global Services Agreement are expensed in the accompanying unaudited interim condensed consolidated statements of operations or capitalized as a component of "Advances for drillships under construction", as applicable and as a shareholder's contribution to capital.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties – (continued):

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between DryShips and Vivid Finance Limited ("Vivid"), a related party entity incorporated in Cyprus, Vivid provides the Company and its parent, DryShips, with financing-related services such as (i) negotiating and arranging new loans and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts; (ii) renegotiating existing loan facilities and other debt instruments; and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by DryShips after providing written notice to Vivid at least 30 days prior to the actual termination date. The Company does not pay for services provided in accordance with this agreement since equal equity contributions are made by its parent company DryShips. Accordingly, these expenses are recorded in the accompanying unaudited interim condensed consolidated statements of operations and as a shareholders contribution to capital. For the nine-month periods ended September 30, 2012 and 2011, total charges from Vivid were $9,268 and $5,230, respectively and were recorded in the accompanying unaudited interim condensed statements of operations and as a shareholder's contribution to capital.

Legal services Mr. Savvas D. Georghiades, a member of the board of directors of the Company's, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. For the nine-month period ended September 30, 2011 and 2012, the Company charged a fee of Euro 47,390 ($61 based on the Euro/ U.S Dollar exchange rate as of September 30, 2012) and Euro 36,772 ($47 based on the Euro/ U.S Dollar exchange rate as of September 30, 2012), respectively, for the legal services provided by Mr. Georghiades. Balance due to to Mr. Savvas D. Georghiades as of September 30, 2012 and as of December 31, 2011 is $0.

George Economou: In April 2012, companies affiliated with the Company`s Chairman and Chief Executive Officer, George Economou, purchased a total of 2,185,000 common shares of the Company in the public offering of the Company's common shares by DryShips that was completed on April 17, 2012.

Basset Holdings Inc.: Under the Consultancy Agreement effective from June 1, 2012, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Anthony Kandylidis in his capacity as Executive Vice- President of the Company. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/ U.S Dollar exchange rate as of September 30, 2012). For the nine-month period ended September 30, 2012, the Company incurred costs of $2,266 (including a sign on bonus of Euro 1.5 million / $1.8 million based on the Euro/ U.S Dollar exchange rate that the transaction was recorded) related to this agreement.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.           Other Current assets:

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	September 30, 2012
Inventories	$10,706	$9,537
Deferred mobilization expenses	38,052	43,407
Prepayments and advances	11,521	15,423
Swap cash collateral	-	5,000
Other	4,969	6,058
Balance at end of year/period	$65,248	$79,425

5.            Advances for Drillships under Construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2011.

On September 20, 2012, Ocean Rig exercised an option under its agreement with Samsung Heavy Industries Co.,  Ltd  ("Samsung") and entered into a shipbuilding contract with Samsung for the construction of a seventh generation drillship and paid $7,500 in installment fees in relation with such exercise. As a result, the slot reservation fee for the option exercised amounting to $24,756 was transferred from 'Other non-current assets' to 'Advances for drillships under construction'.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Balance, December 31, 2011	$754,925
Advances for drillships under construction and related costs	80,108
Balance, September 30, 2012	$835,033

6.            Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	$4,889,606	(350,768)	$4,538,838
Additions	65,851	-	65,851
Disposal	(292)	148	(144)
Depreciation	-	(166,169)	(166,169)
Balance at September 30, 2012	$4,955,165	(516,789)	$4,438,376

As of September 30, 2012, all of the Company's drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and bank loans (Note 8).

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.           Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,	September 30,
	2011	2012
Security deposits for derivatives	$33,100	$-
Option for construction of drillships (note 6)	24,756	-
Deferred mobilization expenses	24,176	55,874
Other	9,049	19,289
Balance at end of year/period	$91,081	$75,163

As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Poseidon and Ocean Rig Mykonos, were recorded as "Other non-current assets" in the accompanying consolidated balance sheets. These deposits were required by the counterparty due to the market loss in the swap agreements as of December 31, 2011. Following the commencement of operations of the Ocean Rig Mykonos, these deposits were no longer required.

On November 22, 2010, DryShips, entered into an option contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which will be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, with certain upgrades to vessel design and specifications. The option agreement was novated by DryShips to the Company on December 30, 2010. On May 16, 2011, the Company entered into an addendum to the option agreement for the construction of up to two additional drillships, with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and extended the date to exercise the remaining options from November 22, 2011 to January 31, 2012. In 2012, Ocean Rig entered into additional addenda to the option contract with Samsung to further extend the date by which Ocean Rig must exercise the remaining options under the contract to March 31, 2013.

The Company has exercised four of the six options under the contract and as a result, has entered into shipbuilding contracts for four seventh generation, ultra-deepwater drillships with deliveries scheduled in July 2013, October 2013, November 2013 and January 2015. Drillship deliveries of the two remaining optional drillships, if exercised, are at the reasonable discretion of Samsung, with the earliest available date based on Samsung's construction schedule.

8.           Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	September 30, 2012
Term loans/Credit facilities	$2,279,167	$1,651,667
9.5% Senior Unsecured Notes	500,000	500,000
6.5% Senior Secured Notes	-	800,000
Less: Deferred financing costs	(43,402)	(56,336)
Total debt	2,735,765	2,895,331
Less: Current portion	(210,166)	(169,777)

Long-term portion	$2,525,599	$2,725,554

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – continued :

9.5% senior unsecured notes due 2016
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of the Company's existing and future unsecured senior indebtedness.

The Senior Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The total interest expense and debt amortization cost related to the Senior Notes in the Company's unaudited interim condensed consolidated statements of operations for the nine-months periods ended September 30, 2012 and 2011, was $37,239 and $21,221, respectively. The contractual semi-annual coupon interest rate is 9.5% on the Senior Notes.

6.5% senior secured notes due 2017
On September 20, 2012,  the Company's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2012 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – continued :

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions.

The total interest expense and debt amortization cost related to the Drill Rigs Senior Notes in the Company's unaudited interim condensed consolidated statements of operations for the nine-months period ended September 30, 2012, was $1,662. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

Term bank loans/ Credit facilities

On May 9, 2012, the Company signed an amendment under its $800,000 secured term loan agreement with Nordea Finland Plc. to, among other things, terminate the guarantee by DryShips and remove the related covenants and cross-acceleration provisions relating to DryShips's indebtedness for its drybulk carrier and tanker fleet and the Company's indebtedness under its other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet or a default by the Company under one of its other credit facilities and the acceleration of the related debt will no longer result in a cross-default under the Company's $800,000 secured term loan agreement that would provide the Company's lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) the Company is permitted to buy back its own common shares; (ii) Drillships Holdings Inc. is able to pay dividends to Ocean Rig UDW Inc. as its shareholder; and (iii) the Company is permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that Ocean Rig will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. The amendment also provides for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75,000 to $50,000. Under the original agreement, the Company is also required to maintain minimum free cash of $100,000.

On May 14, 2012, the Company signed amendments to its two $495,000 credit facilities with Deutsche Bank Luxembourg SA as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below and remove the financial covenants for DryShips and the cross-default provision relating to DryShips' outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet will no longer result in a cross-default under the Deutsche Bank Credit Facilities that would provide the lenders thereunder with the right to accelerate the Company's outstanding debt. In addition, the amendments removed the automatic prepayment mechanism under the facilities. The Company is also required to increase its debt service reserve account by $57,000 beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, the Company is permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and provides evidence to the lenders through cash flow forecasts that it will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by the Company of the financial covenants contained in the guarantees, the unconditional and irrevocable payment guarantees of DryShips will be reinstated; pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the loans upon a failure by the Company to pay such amount. In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that the Company fails to pay. The amount payable by DryShips under the guarantees will be limited to $214,000 with respect to the facility for the Ocean Rig Poseidon and $225,000 with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection with the payment of such amount. The guarantees do not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips' indebtedness for its drybulk carrier and tanker fleet.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – continued :

On May 18, 2012, the Company signed an amendment under its $1,040,000 credit facility with DNB Bank ASA as agent, to amend the facility to among other things, remove the cross-acceleration clause relating to DryShips' indebtedness for its drybulk carrier and tanker fleet. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet and the acceleration of the related debt would not result in a cross-default under the $1,040,000 credit facility that would provide the lenders with the right to accelerate the outstanding debt under the facility. Under the terms of the facility, as amended, the cross acceleration relating to the DryShips' outstanding indebtedness for its drybulk carrier and tanker fleet was replaced with a cross acceleration relating to the outstanding indebtedness of Ocean Rig UDW Inc., which provided a guarantee under the facility. Furthermore, under the amended credit facility, Drill Rigs Holdings Inc. is restricted from paying or declaring a dividend without the prior written consent of the lenders if the employment contract for the Leiv Eiriksson with the consortium coordinated by Rig Management Norway had expired or had been terminated, cancelled or rescinded until it had been replaced to the satisfaction of the majority of the lenders. The loan has been fully repaid from the proceeds of the Drill Rigs Senior Notes, as discussed above.

Interest rates on the outstanding loans as at September 30, 2012 are based on LIBOR plus a margin, except for an amount of $472,222 from the credit facilities which are based on a fixed interest rate. The Company's weighted average interest rates for the nine-month periods ended September 30, 2011 and 2012, were 4.00% and 4.68%, respectively.

The Company's outstanding bank loans are secured by first priority mortgages over the Company's drilling units, corporate guarantees, and first assignments of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to the payment of dividends, changes in management and ownership of the drilling units, additional indebtedness and mortgaging of drilling units and change in the general nature of the Company's business.

As of September 30, 2012, the Company was in compliance with the financial covenants contained in its credit facilities.

Total interest cost and amortization of debt issuance costs incurred on long-term debt (including the Senior Notes and Drill Rigs Senior Notes discussed above) for the nine-month periods ended September 30, 2011 and 2012, amounted to $78,175 and $114,831, respectively, of which $48,442 and $30,782, respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations.

The annual principal payments required to be made after September 30, 2012, including balloon payments, totaling $2,951,667 due through December 2020, are as follows:

September 30, 2013	$176,667
September 30, 2014	176,667
September 30, 2015	176,667
September 30, 2016	1,126,666
September 30, 2017 and thereafter	1,295,000
Total principal payments	2,951,667
Less: Financing fees	(56,336)
Total debt	$2,895,331

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the accompanying consolidated balance sheets at each period end.

As of September 30, 2012 the Company had outstanding ten interest rate swaps and cap and floor agreements, with a notional amount of $2.0 billion maturing from September 2013 through November 2017.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011 Fair value	September 30, 2012 Fair value
Interest rate swaps	Financial Instruments current assets	$-	$4,505
Interest rate swaps	Financial Instruments current liabilities	(40,727)	(46,972)
Interest rate swaps	Financial Instruments non-current liabilities	(52,025)	(45,650)
Total derivatives		$(92,752)	$(88,117)

During the nine-month periods ended September 30, 2011 and 2012, the losses transferred from accumulated other comprehensive loss to the statement of operations were $7,005 and $23,680, respectively. Included in the $23,680 is an amount of $13,088 that was transferred to the unaudited interim condensed consolidated statements of operations immediately as a result of the early loan repayment of the $1,040,000 credit facility, discussed in note 8, which ended the forecasted transaction.

The estimated net amount of existing losses at September 30, 2012, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,034.

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine-Month period ended September 30, 2011	Nine-Month period ended September 30, 2012
Foreign currency forward contracts	Other, net	$(1,439)	$-
Interest rate swaps	Loss on interest rate swaps, net	(34,158)	(32,113)
Total		$(35,597)	$(32,113)

ASC 815, 'Derivatives and Hedging' requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the balance sheet. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Financial Instruments and Fair Value Measurements - continued:

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable reported in the accompanying consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The Senior Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the outstanding balance of the Deutsche Bank credit facilities which have a fixed rate, is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Senior Notes, Drill Rigs Senior Notes and loans at September 30, 2012, is approximately $515,000, $798,504 and $528,943, respectively compared to a carrying value net of finance fees of $491,180, $780,415 and $464,232, respectively.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps- net liability position	$(88,117)	-	$(88,117)	-

Total	$(88,117)	-	$(88,117)	-

10.         Shareholders' equity

Restricted stock awards

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of the Company`s subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.           Shareholders' equity – continued:

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

As of September 30, 2012, none of these shares have vested, while 7,950 shares were forfeited due to employees' resignations.

The movement during the nine-month period ended September 30, 2012, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2012	-	$-
Granted	145,650	16.37
Forfeited	(7,950)	16.50
Balance as at September 30, 2012	137,700	$16.36

As of September 30, 2012, there was $1,353 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a period of three years. The amount of $900 represents the stock based compensation expense for the period and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the nine-month period ended September 30, 2012.

11.           Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31, 2011	September 30, 2012
Cash flows hedges unrealized loss	$(22,904)	$-
Cash flows hedges realized loss	(30,326)	(29,550)
Actuarial pension gain	2,104	1,551
Total	$(51,126)	$(27,999)

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.           Income Tax

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates or no system of corporate taxation, as well different deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

13.           Commitments and Contingencies

13.1           Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days' off-hire and covers approximately one year for the loss of hire. During the first nine-months of 2012, the Ocean Rig Corcovado incurred off-hire which was a covered event under the Company's loss of hire insurance policy that resulted in $24.6 million being recognized as revenue during the nine-month period ended September 30, 2012.

The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.1 million during the nine month period ended September 30, 2012, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

13.2           Contractual revenue

Future minimum contractual revenue, based on drilling units committed to non-cancelable, contracts as of September 30, 2012, amounted to $977,156 for twelve months ending September 30, 2013, $956,265 for twelve months ending September 30, 2014, $781,963 for the twelve months ending September 30, 2015 and $259,517 for twelve months ending September 30, 2016. These amounts do not include any assumed off-hire.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.           Commitments and Contingencies – continued:

13.3           Purchase obligations

As of September 30, 2012, the Company made an aggregate of $758,937 of construction and construction-related payments for the Company's seventh generation drillships under construction and has remaining total construction and construction-related payments for its seventh generation drillships of approximately $1,687,327 in the aggregate, analyzed as follows; $569,009 for the twelve months ending September 30, 2013, $731,218 for the twelve months ending September 30, 2014 and $387,100 for the twelve months ending September 30, 2015.

13.4           Rental payments

Ocean Rig entered into two three-year office lease agreements with an unrelated third party which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year term, respectively, which must be exercised at least six months prior to the end of the term of the relevant contracts which expire in September 2014 and October 2014, respectively. Ocean Rig also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operating lease contracts. As of September 30, 2012, the future obligations amount to $1,307 for the twelve months ending September 30, 2013 and $1,270 for the twelve months ending September 30, 2014. The contracts expire in 2014.

14.           Interest and Finance costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-Month period ended September 30,
	2011	2012
Interest incurred on long-term debt	$62,732	$105,118
Amortization of financing fees	15,443	9,713
Other	5,313	2,380
Capitalized interest	(48,442)	(30,782)
Total	$35,046	$86,429

15.            Subsequent Events:

15.1           On November 15, 2012, the Company entered into a drilling contract for the seventh generation drillship under construction scheduled to be delivered in November 2013, Ocean Rig Athena with Conocophillips. The contract is for a three-year period for drilling offshore Angola, with an estimated backlog of approximately $745 million. The contract is expected to commence upon delivery of the drillship from the shipyard. Under the contract, Conocophillips has options to extend the contract for up to two years beyond the initial three-year contract period.

15.2           The Company has been awarded a three-year contract for the Ocean Rig Poseidon for drilling in Angola from a major international oil company.